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                               Exhibit (a)(1)(EE)

Email to persons in SkyShares and PCP plans:


We have identified you as a participant who has outstanding stock options in both the SkyShares and Performance Compensation Plan (PCP). Some or all your options in these programs are currently eligible for the Stock Option Exchange program.

Although both SkyShares and the PCP are administered by Merrill Lynch, stock option exchange elections are handled by different Merrill Lynch divisions. You will soon receive a separate Stock Option Exchange package for SkyShares and the PCP. Each package includes a record-keeping statement for either SkyShares or PCP as of May 2, 2003. The option exchange election procedures for each program are detailed in the Option Exchange booklets contained in the packages. The booklet for the PCP contains the procedures to elect to exchange your options under the PCP. The booklet for SkyShares contains the procedures to elect to exchange your options under SkyShares. If you choose to exchange options under SkyShares and the PCP, you must call separate phone numbers and follow the separate procedures for each.

Remember that Option Exchange elections for SkyShares and the PCP must be done separately (i.e. electing to exchange your SkyShares stock options does not automatically result in an election to exchange your PCP outstanding options).

If you have any questions about the Option Exchange program, please feel free to call Craig Whipple at (404) 715-6333 or Rohit Dayal at (404) 773-4695.